                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           JAVO BEVERAGE COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

        COMMON STOCK, PAR VALUE $0.001 PER SHARE AND ACCOMPANYING RIGHTS
      TO PURCHASE SHARES OF SERIES-A JUNIOR PARTICIPATING PREFERRED STOCK,
                           PAR VALUE $.001 PER SHARE.
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   47189R-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               WILLIAM E. MARSHALL
                              1311 SPECIALTY DRIVE
                                 VISTA, CA 92081
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 26, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.   47189R-10-4
--------------------------------------------------------------------------------

   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)

       CURCI INVESTMENTS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY

--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Source of Funds (See Instructions)
       PF
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization
       CALIFORNIA
--------------------------------------------------------------------------------
Number of                      7.  Sole Voting Power
Shares                             8,800,000
Beneficially    ----------------------------------------------------------------
Owned by                       8.  Shared Voting Power
Each                               0
Reporting       ----------------------------------------------------------------
Person                         9.  Sole Dispositive Power
With                               8,800,000
                ----------------------------------------------------------------
                              10.  Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       8,800,000
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       5.89%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
       PN
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND COMPANY.

        The class of equity securities to which this Schedule 13D relates is the common stock, par value of $0.001 (the "Common Stock"), of Javo Beverage Company, Inc., a Delaware corporation (the "Company"), and accompanying rights to purchase shares Series-A junior participating preferred stock, par value $.001 per share.

The principal executive offices of the Company are located at 1311 Specialty Drive, Vista, CA 92081.

ITEM 2.  IDENTIFY AND BACKGROUND.

         (a) Name of person filing: Curci Investments, LLC, a California limited liability company (the "Reporting Person").
         (b)      Address of principal business office:

                  717 LIDO PARK DR.
                  NEWPORT BEACH, CA 92663

         (c)      Principal Business:

                  Curci Investments, LLC is an entity used for general real estate investment purposes.

                  The controlling member of Curci Investments, LLC, is John L. Curci whose business address is 717 Lido Park Drive, Newport Beach, California 92663. Mr. Curci's primary occupation is in the management of Lido Peninsula Company, LLC. Mr. Curci is a United States Citizen.

                  Mr. Curci has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

         (d)      Criminal Proceedings:

                  During the last 5 years, the Reporting Person has not been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      Civil Proceedings:

                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Place of Organization: California

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person participated in a private unit offering of the Issuer of which the shares reported herein were a part. The funds invested in offering totaled $1,466,666.67.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the investment is private passive investment was for ordinary passive investment purposes.

The Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) The Reporting Person owns 8,800,000 shares of Common Stock of the Company representing 5.89% of the Company's 149,479,927 outstanding shares of Common Stock.
         (b) The Reporting Person has sole voting power as to the 8,800,000 shares.
         (c)      None
         (d)      Not Applicable
         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between it and any other person with respect to any of the Common Stock, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                      -----------------------------------------
                                      CURCI INVESTMENTS, LLC

                                      By: /s/ John L. Curci by Nicholas J. Yocca
                                              as attorney-in-fact
                                      -----------------------------------------
                                      Name:  John L. Curci by Nicholas J. Yocca
                                             as attorney-in-fact
                                      Title: Manager
                                      Date:  September 1, 2006